UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACT:
William J. Coote
(914) 345-9001
William.Coote@Taro.com

TARO PROVIDES RESULTS FOR QUARTER ENDED JUNE 2016

Hawthorne, NY, August 10, 2016 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter ended June 30, 2016.

Quarter ended June 30, 2016 Highlights - compared to June 30, 2015
•	Net sales of $233.8 million, increased $18.5 million or 8.6%, with slightly decreased volumes. The 2015 net sales were negatively impacted by a $14 million provision for price protections.
•	Gross profit of $182.8 million, increased $11.0 million
•	Research and development (R&D) expenses increased 23.2% to $17.9 million
•	Selling, marketing, general and administrative expenses were slightly decreased
•	Operating income increased $8.2 million to $142.6 million
•	Tax expense of $30.4 million remained relatively flat with the effective tax rate improving to 21.7% from 22.5%
•	Net income attributable to Taro was $109.9 million compared to $103.6 million, a $6.3 million increase, resulting in diluted earnings per share of $2.59 compared to $2.42.

Cash Flow and Balance Sheet Highlights
•	Cash flow provided by operations was $56.0 million compared to $68.3 million for the three months ended June 30, 2015
•
Cash, including short-term bank deposits and marketable securities, decreased $253.7 million to $974.9 million from March 31, 2016, principally the result of the $132.5 million impact from the Company’s share repurchases, and a $168.5 million increase in long-term bank deposits.

Mr. Kal Sundaram, Taro’s CEO stated, “Overall, we are pleased with our solid operating performance.  Our increased R&D investment reflects our continuing focus on developing a strong product pipeline. Sales from new products are beginning to accelerate, however we continue to experience increased competitive intensity.  Delivering strong financial results, developing our pipeline, and the investment under our share repurchase program demonstrates our commitment to increasing long-term shareholder value.”

FDA Approvals and Filings

The Company recently received approval from the U.S. Food and Drug Administration (“FDA”) for the Abbreviated New Drug Application (“ANDA”) Adapalene Gel, 0.3%.  The Company has a total of thirty-four ANDAs awaiting FDA approval.

- more -

Taro Pharmaceutical Industries Ltd.

Share Repurchase Program

On March 15, 2016, the Company announced that its Board of Directors approved a $250 million share repurchase of ordinary shares. Repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions. No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time. The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions. The table below presents the purchase of ordinary shares as of July 31, 2016, which were acquired in accordance with a 10b5-1 program:

Period	Total Number of Shares Purchased as Part of the Current Program	Average Price Paid per Share	Dollar Value of Shares that may yet be Purchased Under the Program
March 17, 2016 - March 31, 2016	67,339	$140.30
April 1, 2016 - April 30, 2016	117,515	$141.46
May 1, 2016 - May 31, 2016	552,474	$134.86
June 1, 2016 - June 30, 2016	290,298	$142.32
July 1, 2016 - July 31, 2016	318,080	$141.28
TOTAL	1,345,706	$138.84	$63,168,864

Form 20-F Filings with the SEC

On June 9, the Company filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended March 31, 2016.

Officer Departures

On June 21, Taro announced the resignation of its Chief Financial Officer, Michael Kalb, who left the Company to accept the position of CFO at another public company.

On July 6, the Company announced that its’ CEO, Mr. Kal Sundaram, plans to step down as CEO by the end of the current calendar year.  Mr. Sundaram will return to India, to assume an executive position at Sun Pharma’s global headquarters after the completion of his assignment at Taro at the end of 2016.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

************************

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

Taro Pharmaceutical Industries Ltd.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2017.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)

	Three Months Ended June 30,
	2016	2015
Sales, net	$233,784	$215,278
Cost of sales	50,885	43,474
Impairment	108	-
Gross profit	182,791	171,804

Operating Expenses:
Research and development	17,920	14,540
Selling, marketing, general and administrative	22,252	22,892
Operating income	142,619	134,372

Financial (income) expense, net:
Interest and other financial income	(3,306)	(3,269)
Foreign exchange expense	5,909	4,200
Other gain, net	403	352
Income before income taxes	140,419	133,793
Tax expense	30,425	30,089
Income from continuing operations	109,994	103,704
Net loss from discontinued operations attributable to Taro	(101)	(31)
Net income	109,893	103,673
Net (loss) income attributable to non-controlling interest	(4)	37
Net income attributable to Taro	$109,897	$103,636

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$2.59	$2.42
Diluted	$2.59	$2.42

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00) *	$(0.00	)*
Diluted	$(0.00) *	$(0.00	)*

Net income per ordinary share attributable to Taro:
Basic	$2.59	$2.42
Diluted	$2.59	$2.42

Weighted-average number of shares used to compute net income per share:
Basic	42,370,644	42,833,533
Diluted	42,370,644	42,833,533
* Amount is less than $0.01
May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	March 31,
	2016	2016
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$438,732	$576,757
Short-term and current maturities of long-term bank deposits	532,624	648,297
Marketable securities	3,521	3,572
Accounts receivable and other:
Trade, net	289,803	238,611
Other receivables and prepaid expenses	271,443	270,724
Inventories	147,945	138,553
Long-term assets held for sale, net	1,058	1,081
TOTAL CURRENT ASSETS	1,685,126	1,877,595
Long-term bank deposits	283,676	115,173
Property, plant and equipment, net	164,598	159,459
Other assets	34,923	35,806
TOTAL ASSETS	$2,168,323	$2,188,033

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables and other current liabilities	$243,378	$245,462
TOTAL CURRENT LIABILITIES	243,378	245,462
Deferred taxes and other long-term liabilities	5,517	5,427
TOTAL LIABILITIES	248,895	250,889

Taro shareholders' equity	1,913,429	1,931,142
Non-controlling interest	5,999	6,002
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,168,323	$2,188,033

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Three Months Ended June 30,
	2016	2015

Cash flows from operating activities:
Net income	$109,893	$103,673
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,692	3,913
Impairment for long-lived assets	108	-
Realized loss on sale of marketable securities and long-lived assets	-	48
Change in derivative instruments, net	2,671	(5,198)
Effect of change in exchange rate on inter-company balances and bank deposits	4,101	1,716
Deferred income taxes, net	(20,282)	3,329
(Increase) decrease in trade receivables, net	(51,220)	25,809
(Increase) decrease in inventories, net	(9,190)	1,317
Increase (decrease) in other receivables, income tax receivable, prepaid expenses and other	19,612	(9,517)
Decrease in trade, income tax and other payables and accrued expenses	(3,420)	(56,823)
Net cash provided by operating activities	55,965	68,267

Cash flows from investing activities:
Purchase of plant, property & equipment	(9,184)	(2,393)
Investment in other intangible assets	(11)	(15)
Proceeds from (investment in) short-term bank deposits	90,754	(92,124)
Investment in long-term deposits and other assets	(143,503)	(20,000)
Proceeds from (investment in) marketable securities, net	80	(16)
Net cash used in investing activities	(61,864)	(114,548)

Cash flows from financing activities:
Purchase of treasury stock	(132,489)	-
Repayment of long-term debt	-	(223)
Net cash used in financing activities	(132,489)	(223)

Effect of exchange rate changes on cash and cash equivalents	363	3,861
Decrease in cash and cash equivalents	(138,025)	(42,643)
Cash and cash equivalents at beginning of period	576,757	481,641
Cash and cash equivalents at end of period	$438,732	$438,998

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 10, 2016

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
Name: Subramanian Kalyanasundaram
Title: Chief Executive Officer and Director